The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

May 15, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Claim to The Cypress Golf Club Co., Ltd.

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dw 5/20

05/15/02 10:24AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By Naoya Takeuchi

Name : Naoya Takeuchi
Title: Joint General Manager

May 15, 2002

The Sumitomo Trust & Banking Co., Ltd.

Notice Regarding Claim to The Cypress Golf Club Co., Ltd.

The Sumitomo Trust & Banking Co., Ltd. ("Sumitomo Trust") hereby notifies that the collection of the claim as detailed below to The Cypress Golf Club Co., Ltd. ("Cypress") may be incomplete or delayed owing to Cypress filing a petition for special liquidation.

1. Description of Cypress

Name:	The Cypress Golf Club Co., Ltd.
Address:	5 - 19 - 518, Kitahama 3-Chome, Chuo-ku, Osaka, Japan
Representative:	Masataro Hayase
Capital:	90 million yen
Business:	Golf Course Management, etc.

2. Facts Occurred and Date

May 15, 2002: Cypress filed a petition for special liquidation with the Osaka District Court.

3. Type and Amount of Claim to Cypress

Loan: 6,686 million yen

4. Impact on Financial Results

The above claim is covered by cash reserves and thus will not affect Sumitomo Trust's financial results.

For further information, please contact

Koichi Onaka, Senior Manager, Head of IR Office, Financial Management Dept.

Telephone: +81-3-3286-8354 Facsimile: +81-3-3286-4654